SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 4)

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934

PHAZAR CORP.
(Name of the Issuer)

PHAZAR CORP.
QAR Industries, Inc.
Antenna Products Acquisition Corp.
Robert E. Fitzgerald
Concorde Equity II, LLC
 (Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

71722R 10 8
(CUSIP Number of Class of Securities)

Deborah Inzer	Robert E. Fitzgerald
Vice President and Chief Financial Officer	President
PHAZAR CORP.	QAR Industries, Inc.
101 S.E. 25th Avenue	2204 Vaquero Estates Boulevard
Mineral Wells, Texas 76067	Westlake, Texas 76262
(940) 325-3301	(940) 325-3301

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to

Whitaker Chalk Swindle &Schwartz PLLC	Silver, Freedman & Taff, L.L.P.
301 Commerce St., Suite 3500	3299 K Street, N.W, Suite 100
Fort Worth, Texas 76102	Washington, D.C. 20007
Attn: John R. Fahy, Vernon E. Rew, Jr. and R. Jason Pierce	Attn: Craig M. Scheer, P.C.
(817) 878-0500	(202) 295-4500

This statement is filed in connection with (check the appropriate box):

a.	[x]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	[ ]	The filing of a registration statement under the Securities Act of 1933.

c.	[ ]	A tender offer.

d.	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  [  ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$2,568,888	$351

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

*
Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:  the filing fee of $351 was determined by multiplying .00013640 by the aggregate merger consideration of $2,568,888. The aggregate merger consideration was calculated by multiplying the 2,055,110 outstanding shares of common stock to be acquired pursuant to the merger and the merger consideration of $1.25 per share.

[x]
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$351	Filing Party:	PHAZAR CORP.
Form or Registration No.:	Schedule 14A	Date Filed:	April 2, 2013

Introduction

This Amendment No. 4 (this “Final Amendment”) to Rule 13E-3 Transaction Statement (“Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by PHAZAR CORP., a Delaware corporation (the “Company”), QAR Industries, Inc., a Texas corporation (“Parent”), Antenna Products Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), Robert E. Fitzgerald (“Mr. Fitzgerald”) and Concorde Equity II, LLC, a Delaware limited liability company wholly-owned by Mr. Fitzgerald and his minor children (“Concorde” and together with Mr. Fitzgerald, the “Fitzgerald Parties”) (collectively, the “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of March 13, 2013 (the “Merger Agreement”) by and among the Company, Parent and Merger Sub, providing for the merger (the “Merger”) of Merger Sub with and into the Company, with the Company continuing its corporate existence under Delaware law as the surviving corporation in the Merger as a wholly-owned subsidiary of Parent.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Item 15. Additional Information

On July 24, 2013, at a special meeting of the Company’s stockholders (originally convened on July 16, 2013 and adjourned by vote of the Company’s stockholders to July 24, 2013), the Merger Agreement was adopted.

On July 31, 2013, the Company filed a certificate of merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective at 5:00 p.m. Eastern Daylight Time on July 31, 2013.  Pursuant to the Merger Agreement, at the effective time of the Merger, each share of common stock of the Company that was outstanding immediately prior to the effective time of the Merger, other than shares held by the Fitzgerald Parties, converted into the right to receive $1.25 in cash.

On July 31, 2013, in connection with the Merger, the Company requested that the NASDAQ Stock Market, LLC (“NASDAQ”) suspend the trading of the Company’s common stock on NASDAQ as of the close of business on July 31, 2013.  On July 31, 2013, NASDAQ filed with the Securities and Exchange Commission (the “SEC”) an application on Form 25 to delist the Company’s common stock and deregister the Company’s common stock under Section 12(b) of the Exchange Act.  In addition, the Company intends to file with the SEC a certification and notice of termination on Form 15 with respect to the Company’s common stock, requesting that the Company’s common stock be deregistered under Section 12(g) of the Exchange Act, and that the reporting obligations of the Company with respect to its common stock under Sections 13(a) and 15(d) of the Exchange Act be suspended.

Item 16. Exhibits

Regulation M-A Item 1016

(a)(1)           Definitive Proxy Statement of PHAZAR CORP. (the “Proxy Statement”) (incorporated by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission).

(a)(2)           Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)           Letter to the stockholders of PHAZAR CORP. (incorporated herein by reference to the Proxy Statement).

(a)(4)           Notice of Special Meeting of Stockholders of PHAZAR CORP. (incorporated herein by reference to the Proxy Statement).

(b)(1)           Form of promissory note made by QAR Industries, Inc. in favor of Concorde Equity II, LLC.*

(c)(1)           Valuation opinion of ValueScope, Inc. provided to the Board of Directors of the Company.*

(d)(1)           Agreement and Plan of Merger, dated March 13, 2013, by and among PHAZAR CORP., QAR Industries, Inc. and Antenna Products Acquisition Corp. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)           Voting Agreement, dated March 13, 2013, by and among QAR Industries, Inc., Gary W. Havener and Sinan Corp. (incorporated herein by reference to Annex D of the Proxy Statement).

(d)(3)           Rollover Agreement, dated March 13, 2013, by and among the QAR Industries, Inc., Robert E. Fitzgerald and Concorde Equity II, LLC, as amended (incorporated herein by reference to Annex C of the Proxy Statement).

(f)(1)           Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex B of the Proxy Statement).

(g)               None.

* Previously filed on April 2, 2013.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 1, 2013

PHAZAR CORP.

By:	/s/ Deborah Inzer
Name: Deborah Inzer
Title: Vice President and Chief Financial Officer

QAR INDUSTRIES, INC.

By:	/s/ Robert E. Fitzgerald
Name: Robert Fitzgerald
Title: President

PHAZAR CORP. (as successor by merger to Antenna Products Acquisition Corp.)

By:	/s/ Robert E. Fitzgerald
Name: Robert E. Fitzgerald
Title: President and Chief Executive Officer

/s/ Robert E. Fitzgerald
Robert E. Fitzgerald

CONCORDE EQUITY II, LLC

By:	/s/ Robert E. Fitzgerald
Name: Robert Fitzgerald
Title: President

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